UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OPT-SCIENCES CORPORATION
(Exact name of registrant as specified in its charter)

New Jersey	0-1455	21-0681502
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1912 Bannard Street, Cinnaminson, New Jersey	08077
(Address of principal executive offices)	(Zip Code)

Anderson L. McCabe, (856) 829-2800
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

We reasonably designed and conducted in good faith a reasonable country of origin inquiry ("RCOI") on the source of our Conflict Minerals for the 2013 reporting period ending 12/31/13. Our RCOI was reasonably designed to determine whether the tantalum, tungsten and tin ("Conflict Minerals") contained in or used in the production of our products originated from the Democratic Republic of the Congo (DRC) or an adjoining country (the "Covered Countries") or was from recycled or scrap sources.

Based on our RCOI, we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

As part of our RCOI, we contacted four direct suppliers that sold products containing Conflict Minerals to us during the reporting period. We requested that they and their suppliers complete the Conflict Minerals Reporting Template provided by the Conflict-Free Sourcing Initiative. We received responses from all four direct suppliers. Our RCOI was designed to receive responses from all of our direct suppliers

In addition to returning the Conflict Minerals Reporting Template, some of our suppliers returned certifications regarding the origin of their Conflict Minerals. Other suppliers submitted their Conflict Minerals Policies, which prohibit the sourcing of Conflict Minerals from the Covered Countries or prohibit the sourcing of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. None of our direct suppliers or our suppliers' suppliers indicated that the Conflict Minerals contained in the products sold to us originated in the Covered Countries. To our knowledge, there is no contrary evidence or "red flags" that cast doubt on the representations made by our suppliers. Therefore, we have determined after our RCOI, reasonably designed and conducted in good faith, that we have no reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

This Specialized Disclosure Form ("Form SD") is available under "Investor Relations" on our website: www.optsciences.com. The information on this website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OPT-SCIENCES CORPORATION

/s/ Anderson L. McCabe
Anderson L. McCabe President, Chief Executive Officer & Chief Financial Officer June 2, 2014